

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Steven Tholen
Chief Financial Officer
HighPeak Energy, Inc.
421 W. 3rd St., Suite 1000
Fort Worth, TX 76102

   Re: HighPeak Energy, Inc.
     Form 10-K for the Fiscal Year ended December 31, 2021
     Filed March 7, 2022
     File No. 001-39464

Dear Mr. Tholen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business and Properties
Development of Proved Undeveloped Reserves, page 11

1. Please expand your discussion of investments and progress made during the year to include quantification of the capital expenditures incurred to convert proved undeveloped reserves to proved developed reserves to comply with Item 1203(c) of Regulation S-K.

Production, Revenue and Price History, page 13

2. Please disclose the annual production volumes, by final product sold, on a consolidated basis and for each field that contains 15% or more of your total proved reserves, to comply with Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Drilling Activities, page 15

3.   We note your disclosure indicating that you participated in drilling a material number of productive exploratory wells during each of the last three fiscal years.

    Please modify your disclosure to clarify the extent to which these wells were extension wells or exploratory wells, based on the definitions in Item 1205(b)(2) of Regulation S-K, and Rules 4-10(a)(13) and (a)(14) of Regulation S-X.

Management's Discussion and Analysis
Financial and Operating Performance, page 58

4.   We note that you attribute an increase in net income for 2021 partially to an increase in crude oil and natural gas revenues, which you associate with a 383% increase in daily sales volumes, and an 86% increase in average realized commodity prices. You further explain along with this disclosure, and along with your tabulations of Crude oil, NGL and natural gas sales volumes on page 62, that the increase in sales volumes is attributable to your *successful horizontal drilling program.*

    However, disclosures in Note 3 to the financial statements on page 85, and in the second quarter earnings release filed with a Form 8-K on August 9, 2021, indicate that some portion of the increase in production would be attributable to producing properties that you acquired during 2021. You estimated in the earlier report that associated production would average "greater than 1,400 Boe/d" subsequent to your acquisition.

    In describing quarterly changes in net income on pages 32 and 23 of the subsequent first and second quarter interim reports, you similarly attribute increases in sales volumes to your *successful horizontal drilling program*, and while acquisitions are mentioned in addition to corresponding explanations on pages 35 and 26 of these reports, there is no quantification of production volumes arising from recently acquired properties.

    Please expand the disclosures in your periodic filings to clarify the extent to which increases in production volumes are attributable to acquisitions within the period, including properties that were producing or subsequently became producing, as opposed to the results of drilling programs applied to interests owned at the beginning of the periods, to comply with Item 303(b)(2) of Regulation S-K.

Financial Statements
Note 3 - Acquisitions and Divestitures, page 85

5.   We note your disclosure explaining that you completed multiple property and lease acquisitions during 2021, although you have aggregated the purchase consideration in your disclosure without providing any specific details of the underlying transactions.

Please expand your disclosure to include details of the particular acquisitions that you completed during the periods covered by your financial statements, such as the dates of completion, amounts and forms of consideration, nature and status of the property interests acquired, and production levels of producing interests.

Please similarly revise the corresponding disclosures in your subsequent interim reports to provide details of the various transactions in which you acquired interests in oil and gas properties during the first half of your fiscal year, including details pertaining to the contingent acquisition mentioned on page 17 of your first quarter report.

6. We note that you filed a Form 8-K on June 30, 2022 with historical and pro forma financial statements related to interests in oil and gas properties that you acquired on June 27, 2022. However, you report having also acquired interests in oil and gas properties pursuant to an agreement mentioned in a Form 8-K that you filed on February 22, 2022, although you did not file any similar financial information for these transactions.

Tell us how you considered Rule 3-05(a)(3), (b)(2), and (b)(3) of Regulation S-X, along with Rule 11-01(b)(3)(ii), and the guidance on significance in Rule 1-02(w), in determining there was no need to file historical and pro forma financial statements for these earlier transactions, if this is your view.

Please also clarify how you considered the contingent acquisition mentioned on page 17 of your Q1 report and its resolution in your analysis.

Notes to Consolidated Financial Statements
Note 18-Supplemental Crude Oil and Natural Gas Disclosures (Unaudited)
Crude Oil, NGL and Natural Gas Reserves, page 102

7. Please expand the table of proved developed and undeveloped reserves on page 103 to include the net quantities by individual product type as of December 31, 2019, to comply with FASB ASC 932-235-50-4. Please also modify the reconciliation on page 102 to clarify whether the beginning estimates correspond to December 31, 2019.

8. We note your discussion of negative revisions does not clearly distinguish between changes attributable to well performance and changes associated with certain "adjustments" to your proved undeveloped reserve estimates.

Please modify your discussion as necessary to clearly identify the source of each change and to include an explanation relating to each of the items you identify. If two or more unrelated factors, including offsetting factors, contribute to the overall change, please separately identify and quantify the change attributable to each factor.

For example, the disclosure pertaining to revisions in previous estimates should identify the changes associated with individual factors, such as changes in commodity prices, costs, property interests, well performance, unsuccessful and/or uneconomic proved undeveloped locations, and previously adopted development plans.

Please ensure that the change in net reserve quantities between periods is fully reconciled and explained to comply with FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows, page 104

9. Please expand your disclosure on page 104 to clarify the extent to which your standardized measures reflect all estimated future costs that will be incurred to settle your asset retirement obligations, including costs for dismantlement, restoration, and abandonment of the existing wells (including both active and inactive wells on leases and future proved undeveloped locations), to comply with FASB ASC 932-235-50-36.

    The standardized measures may reflect these costs as a separate line item or within the category for future development and production costs. Therefore, if your standardized measures exclude any portion of such costs, please quantify the excluded amounts, explain to us your rationale, and submit any proposed revisions.

10. We note that the amounts reported as undiscounted future development costs on page 104 do not agree with the corresponding figures in the reserve reports at Exhibits 99.1 and 99.2, having the December 31, 2020 and 2021 reserve estimates and related information.

    We also note that disclosures within the Miscellaneous sections of the third party reserve reports indicate that their measures of discounted future net cash flows reflect the net cost of plugging and salvage values only for "commercial wells."

    As the standardized measures of discounted future net cash flows should reflect all future costs to settle asset retirement obligations that either currently exist or that will arise in the course of developing and producing your proved reserves, it appears that you will need to obtain and file revised reserve reports from the engineering firm having computations of discounted future net cash flows that conform with the applicable guidance.

    Please also submit any revisions to the annual report that may be necessary to resolve the inconsistencies outlined above, if the corresponding measures reported by the company are also incomplete, in this or any similar respect.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on your financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding comments on engineering matters. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation